February 22, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ArcelorMittal has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission on February 22, 2019. Such disclosure is located in “Item 4.B - Information on the Company - Business overview - Government regulations” under the heading “Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)” of the Annual Report on Form 20-F.

Sincerely,

/s/ Henk Scheffer

Henk Scheffer

ArcelorMittal S.A.	T +352 4792 1	Trade Register:
24-26, bld. d’Avranches	Luxembourg B 82 454
L -1160 Luxembourg	www.arcelormittal.com
G.D. of Luxembourg		N° VAT: LU 18804375